EXHIBIT 99.1
ITEMIZED LIST OF ESTIMATED EXPENSES INCURRED OR BORNE BY OR FOR THE ACCOUNT OF THE REPUBLIC IN
CONNECTION WITH THE SALE OF THE NOTES
     The following are the estimated expenses incurred or borne by the Republic in connection with the issuance and distribution of the Notes.

Registration Fee *	US$	209,087.25
Printing Expenses	US$	50,000.00
Miscellaneous Expenses	US$	115,000.00
TOTAL	US$	374,087.25

*Previously paid.